
September 24, 2010

Via Facsimile and U.S. Mail
John Filippone, Esq.
Bingham McCutchen LLP
Suite 4400
355 South Grand Avenue, 44th Floor
Los Angeles, CA 90071

Re: **Barnes & Noble, Inc.**
      Definitive Additional Soliciting Materials filed on Schedule 14A by Yucaipa
      American Alliance Fund II, L.P., Yucaipa American Alliance (Parallel) Fund II,
      L.P., Yucaipa American Alliance Fund II, LLC, Yucaipa American Funds, LLC,
      Yucaipa American Management, LLC, The Yucaipa Companies LLC, Ronald W.
      Burkle, Stephen F. Bollenbach, Michael S. McQuary, Robert P. Bermingham
      Filed September 16 and 20, 2010
      File No. 1-12302

    Dear Mr. Filippone:

        We have reviewed your filings and have the following comments. In some of our
comments, we may ask you to provide us with information so we may better understand
your disclosure.

Soliciting Materials September 16 & 20, 2010

1.   We note your response to prior comment 1 of our letter dated September 17, 2010.
      Please ensure that disclosure regarding the Yucaipa funds' historical record of
      investments is consistently presented in a balanced manner and that the appropriate
      context is provided. For example, it is not apparent from the presentation filed on 9-20
      whether the case studies referenced in the Annex are representative of <u>all</u> versus only
      some of, Yucaipa's investments over the specified time period. Moreover, when
      presenting disclosure regarding Yucaipa's investments, balancing disclosure should be
      provided that acknowledges, if true, that Yucaipa has made other investments in which
      the return on investment was marginal, negative, or less than the 35% annual return
      referenced in the soliciting materials. Finally, all future soliciting materials should
      acknowledge that Yucaipa's past performance is not any assurance of future success.
      Please revise or advise. We refer generally to Rule 14a-9.

                              *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the participants acknowledging that:

· the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions